

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

<u>Via E-mail</u>
Andrew Chien
Chief Executive Officer
China Bull Management Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **China Bull Management Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-178476**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 26 that you conducted an offering pursuant to Section 4(2) of the Securities Act that "initiated in March 2011, and finished on August 8, 2011." We also note that you filed a Form S-1 registering the shares to be offered in your private placement on February 14, 2011. Please provide us with a detailed legal analysis as to why the private placement of your common stock should not be integrated with your public offering on the Form S-1 filed on February 14, 2011. Refer to Securities Act Release No. 8828 (August 10, 2007). For additional guidance, please see Securities Act Sections Question 139.25 in the Division of Corporation Finance's Compliance and Disclosure Interpretations (April 24, 2009) available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In your response, please cite the applicable laws and regulations considered and explain in reasonable detail how such laws and regulations apply to your specific facts and circumstances.

For example, please discuss the impact on the validity of your Section 4(2) offering of having a public registration statement on file at the time of your private offering, including the fact that the registration statement registered for resale the shares to be offered in your Section 4(2) offering.

2. We note that you are registering the sale of 125,760 shares of common stock, which appears to be 100% of your public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and the selling security holders, the transaction appears to be a primary offering and is not eligible to be conducted on a continuous or delayed basis pursuant to Securities Act Rule 415(a)(1)(i). Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors set forth in Securities Act Rules Interpretive Response 612.09 in the Division of Corporation Finance's Compliance and Disclosure Interpretations (January 26, 2009) available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3. We note that you are distributing 23,260 shares to the public through the shareholders of the former USChina Channel Inc. and your disclosure on page 26 that the share distribution was "relative to the two companies' close relations of the sole control interests of Andrew Chien." It appears from the facts provided that your sale of 1,265,456 shares to USChina Channel Inc. and the subsequent distribution of such shares constituted a spin-off that required Securities Act registration. If you disagree, please provide us with your legal analysis as to why you satisfy the conditions set forth in Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt. Alternatively, please identify USChina Channel Inc., its shareholders, and Mr. Chien as underwriters, and include the information required by Item 507 of Regulation S-K with respect to such parties. In addition, please revise your disclosure throughout the filing to state that you will sell the offered shares at a fixed price for the duration of the offering.

4. We note your disclosure in the fifth full paragraph on page 5 that you are a shell company. We also note your disclosure at the top of page 20 that "the shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144." Please revise to indicate, as you have elsewhere in your prospectus, that because you are a shell company, shares may not be resold pursuant to Rule 144 until the conditions set forth in Rule 144(i)(2) under the Securities Act are satisfied, including a waiting period of 12 months following the date on which you file "Form

10" information with the Commission. We also note your disclosure at the top of page 23 that "[a] total of 1,138,596 shares, except 125,760 shares registered here, of common stock were issued pursuant to Rule 144 of the Securities Act, all of which are 'restricted securities.'" Please tell us why you believe you were able to issue such securities pursuant to Rule 144, in light of the limitations set forth in Rule 144(i) of the Securities Act, or revise.

Prospectus Summary, page 5

5. We note your disclosure that you have "enrolled two customers." Please revise to specify the services that you will provide to your already-enrolled customers. In this regard, we note your disclosure on page 25 that you "initiated limited operation in the second quarter of this year by offering XBRL filing and other services to two customers . . . ." Please disclose which "other services" you have provided.

6. We note that you "plan to add more services in different areas such as consulting for investment immigrants in USA etc." Please revise to explain what you mean by this statement. In this regard, we note that your reference to "investment immigrants" is unclear. Please similarly revise your references to "invest immigration in USA" on page 27.

Summary of Selected Financial Data, page 7

7. We note your disclosure that you have $51,250 in cash from your private financing. We also note your disclosure on page 13 that "[o]ur board of directors made decision that the investors in this private financing have the rescission rights to return the shares to the company, and withdraw their financing if the registration statement will not be effective . . . ." If true, revise your disclosure here, and throughout your prospectus to state that the cash balances presented include $51,250 in cash from your private offering that you may be required to return to investors. Please also include such disclosure under "Liquidity" on page 35.

8. At the beginning of this section, please replace "December 21, 2010" with "December 31, 2010." At the end of this section, please insert the following statement, if accurate: "Other than our computer system our assets consist solely of $89,743 in cash that is held in a bank deposit." If the Company's assets do not consist solely of cash that is held in a bank deposit, please explain the nature of such assets, including a description of where and how any such assets are held.

Risk Factors, page 7

Risks Relating to Our Company, page 7

We commence operation recently and only have two customers . . ., page 7

9. In this risk factor, please disclose Mr. Chien's relationship with USChina Taiwan, one of your two customers. In this regard, we note your disclosure on page 38 that Mr. Chien is the secretary of USChina Taiwan.

Our company's recent private financing will be invalid . . ., page 13

10. We note your disclosure that your recent private financing will be invalid without the effectiveness of a registration statement. We also note that the Subscription Agreement filed as Exhibit 99.01 references the Form S-1 filed on February 14, 2011, which was withdrawn on November 17, 2011. Please revise this risk factor and elsewhere as appropriate to discuss the impact of the withdrawn Form S-1 on your ability to keep the proceeds of the offering that you reference in this risk factor.

Selling Shareholders, page 16

11. We note that you have disclosed the names of the individuals which handle accounts at National Financial Services, Knight Clearing Services, E*Trade Inc., Scottrade Inc., First Clearing House and Penson Financial Services, Inc. Please identify the beneficial owners of the shares held by such brokerage firms. Refer to Item 507 of Regulation S-K. For additional guidance, please see Regulation S-K Compliance and Disclosure Interpretation 140.01 available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Alternatively, remove such shares from the registration statement.

Legal Proceedings, page 20

12. Please revise to state that no officer or director has been *convicted* of violating the securities laws, as opposed to your current disclosure which states that "[n]o officer or director has ever violated a securities law." Alternatively, please tell us how you have affirmatively established that no officer or director has ever violated any of the securities laws.

Description of Business, page 24

13. We note several statements throughout your prospectus regarding your intended business, however your business plan and the services you intend to provide are unclear. In this regard, we note as examples only the following statements:

- "And our company's business plan is specific of financial consulting to serve small China operated companies with interests in accessing USA public financing market, and we are offering XBRL filing and other services . . . ." (page 5);

- "In order to meet the challenge, we are in the explore of new services such as . . . to try doing more services in financing, and try to contact more venture capitals for potential customers; to expand SEC file services such as Edgar html format and XBRL format services for those already USA public or reporting companies . . . ; to pay more attention to the companies quoted in the pink sheet." (page 27);

- "One area is that we have some experiences, and to make further expansion; such as assisting company going public, consulting in reverse merger, in providing investor relation services, and in providing consulting services to U.S. companies for Regulation S offering. Another is that we didn't have experience but we found there may be potential market for us, such as consulting for invest immigration in USA, or consulting for investors in both USA and China to invest in another emergency market such as Vietnam etc." (page 27);

- "Our target market will be small to medium size private companies in China, who is looking for private or public financing with purposes to achieve China or oversea operation expansion, through following means: organization change, such as assets sale, or ownership change from one individual or one family to many shareholders owned; or looking for merger with business partners in the United States, Canada or Europe, or looking for becoming publicly listed through either an IPO (Initial Public Offering) or a 'reverse' merger with a public 'shell' company." (page 30)

Please elaborate upon the services you intend to provide, and thoroughly revise your prospectus to provide a consistent and coherent description of such services. In revising your disclosure, please explain any services you intend to provide in assisting companies in going public, entering into reverser mergers, or in conjunction with financial consulting.

14. We note your disclosure in the first four paragraphs of page 25 regarding the steps that you have taken to "finish the combination process with China Bull Holding." We also note that China Bull Holding entered into a reverse merger agreement in December 2010 and is now China Education International, Inc. Please provide additional detail regarding Mr. Chien's authority to transfer $29,169.73 in cash held by China Bull Holding in July 2011 to your company, in light of the fact that China Bull Holding is a wholly-owned subsidiary of China Education International, Inc. In this regard, we note that "Andrew Chien wanted to separate China Bull Holding independently which is waiting the approval of the Board of Directors of China Education." Please clarify whether the Board of Directors approved the transfer of $29,169.73 in funds to you from China Bull Holding.

15. We note your disclosure that China Bull Holding "never commenced operation", that you "didn't execute any charge against China Bull Holding under the 'Service Agreement'" and that "Chien plans to dissolve China Bull Holding." We also note your disclosure on pages 35 and 36 regarding the "Planned Business Combination from Off-Balance Sheet Arrangements." Please advise us as to why it is appropriate to discuss the Services Agreement, in light of the fact that China Bull Holding was not operational, you did not provide any services to China Bull and that Mr. Chien plans to dissolve China Bull. In this regard, we note that the "Services Agreement" states that you will provide "certain services" to China Bull Holding as the "operating company" but that China Bull Holding never commenced operations. Alternatively, remove this disclosure.

Company History, page 24

16. Please replace the phrase starting with "which" with a period and then insert the following new sentence, if true: "None of the activities of the Company or Mr. Chien require or will require (1) the Company or Mr. Chien to register with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940 or (2) the Company or Mr. Chien to register with any U.S. state securities regulator as an investment adviser." With a view towards providing us with the basis for the above representations, also explain how the Company proposing to engage in business activities such as "to try doing more services in financing" or "consulting for investors in both USA and China to invest in another emergency markets such as Vietnam etc." (p. 27) is consistent with a representation that the Company's activities do not and will not require registration as an investment adviser with either the SEC or a state securities regulator.

Our Company's Services and President Andrew Chien's Operation Experience before December 31, 2010, page 26

17. We note your statement in the first paragraph of this section that your company's "business relation and website are inherited from former USChina Channel Inc. through China Bull Holding." However, we also note your disclosure in the first paragraph on page 25 that China Bull Holding never commenced operations. Please revise to explain how you "inherited" the business of a company that was not operational, or remove this disclosure.

Business Overview, page 29

18. In this section, you state that Mr. Chien has "limited skill in the field of business services and marketing" but that your company has an advantage in his "skill sets and experience in the business service field." Please revise this apparently contradictory disclosure. In addition, if Mr. Chien lacks qualifications enabling him to provide the

"financial consulting" services to be offered by your company, please expand the third risk factor on page 10 to describe such risks.

Target Market, page 30

19. Please revise the second paragraph of this section to state clearly, if true, that none of the services or proposed services described in the registration statement requires you to obtain a special license or regulatory approval to conduct any such service. If any of the potential services you have described requires regulatory approval or a special license, disclose the necessary approval or license and describe the process whereby you would seek such approval.

Revenue Stream, page 32

20. We note your disclosure that "[o]ur Company will realize revenue when we obtain customers, and charge those customers fees for our business . . . ." Please revise to clarify that that there is no guarantee that you will obtain additional customers and earn additional revenues.

Management's Discussion and Analysis or Plan of Operations, page 33

Results of Operations for the Three Month and Nine Month Ended on September 30, 2011, page 34

21. We note your disclosure that the agreement filed as Exhibit 10.08 was transferred to the company after Mr. Chien entered into this agreement with China Northern. Please file the amendment or assignment as an exhibit to your registration statement.

Results of Operations for the Fiscal Year Ended December 31, 2010, page 35

22. Please revise the sentence to read, if accurate: "At the end of December 31, 2010, we have assets of only $127 in cash which is held in a bank deposit and no liabilities."

Executive Compensation, page 39

23. We note that Mr. Chien will be compensated in the form of a "service fee" and that such service fee will be determined by the Board of Directors. We also note that Mr. Chien is the sole director of your company. Please revise to make it clear that Mr. Chien, as the sole director of your company, will alone determine the amount of compensation that he is to be paid.

Item 16. Exhibits, page 74

Exhibit 5.01 – Opinion on Legality

> 24. Please have counsel revise the opinion to also state that counsel consents to the reference to counsel under the heading "Interest of Named Experts and Counsel" on page 23 of the prospectus. In the revised legal opinion, please have counsel include the registration statement number on the cover page of the opinion. Refer to Section IV. Consents, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director